EVOLVING GOLD CORP.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2006

(Prepared without audit)

(Stated in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
BALANCE SHEET
(Stated in Canadian Dollars)

	(Unaudited)	(Audited)
	June 30,	March 31,
	2006	2006

ASSETS

Current
Cash	$46,702	$222,953
Other receivable	13,976	4,961

	60,678	227,914

Furniture and equipment, net of accumulated depreciation of $133	4,078	1,187
(March 31, 2006:$ 44)
Mineral properties – Notes 3 and 5, Schedule 1	965,807	737,297

	$1,030,563	$966,398

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$45,746	$107,254

SHAREHOLDERS' EQUITY

Share capital – Notes 4, 5 and 7
Authorized:
Unlimited number of common shares without par value
Issued:
10,669,842 shares (March 2006: 10,269,842 shares)	1,897,844	1,713,844
Contributed surplus – Note 4	471,790	290,415
Deficit accumulated during the exploration stage	(1,384,817)	(1,145,115)

	984,817	859,144

	$1,030,563	$966,398

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 7
Subsequent Events – Notes 3, 4 and 7

APPROVED BY THE DIRECTORS:

	Director		Director
Warren McIntyre		Paul Cowley

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Prepared without audit)
(Stated in Canadian Dollars)

	For the three months ended
	June 30,
	2006	2005

Expenses
Accounting	$4,385	$14,815
Bank charges and interest	313	171
Consulting – Note 5	1,392	30,000
Depreciation	89	-
Legal	5,201	15,945
Management fees – Note 5	15,525	-
Office and miscellaneous	3,188	1,214
Promotion, advertising and travel – Note 5	20,283	42,171
Rent and administration fees – Note 5	5,500	6,000
Stock-based compensation – Note 4	181,375	120,900
Transfer agent and filing fees	2,451	3,713

Net loss for the period	$(239,702)	$(234,929)

Basic and diluted loss per share	$(0.02)	$(0.03)

Weighted average number of shares outstanding	10,472,040	7,526,050

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Prepared without audit)
(Stated in Canadian Dollars)

	Three months ended
	June 30,
	2006	2005

Operating Activities
Net loss for the period	$(239,702)	$(234,929)
Add items not affecting cash:
Stock-based compensation	181,375	120,900
Depreciation	89	-
Changes in non-cash working capital items related to operations:
Other receivable	(9,015)	(4,342)
Prepaid expenses	(61,508)	-

	(128,761)	(145,044)

Investing Activities
Purchase of equipment	(2,980)	-
Deferred exploration costs	(22,944)	(55,574)
Acquisition of resource properties	(21,566)	(84,916)

	(47,490)	(140,490)

Financing Activities
Issue of common shares for cash, net of share issue expense	-	285,610

Increase (decrease) in cash during the period	(176,251)	76

Cash, beginning of the period	222,953	2,754

Cash, end of the period	$46,702	$2,830

Supplemental disclosure of cash flow information:
Shares issued for acquisition of mineral property	$184,000	$-

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
(Prepared without audit)
(Stated in Canadian Dollars)

				Deficit
				Accumulated
				During the
	Share Capital		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Balance, March 31, 2006	10,269,842	$1,713,844	$290,415	$(1,145,115)	$859,144
Issuance of shares
Pursuant to resource property
acquisition at $0.46	400,000	184,000	-	-	184,000
Stock-based compensation charge	-	-	181,375	-	181,375
Net loss for the period ended June
30, 2006	-	-	-	(239,702)	(239,702)

Balance, June 30, 2006	10,269,842	$1,897,844	$471,790	$(1,384,817)	$984,817

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTIES
(Prepared without audit)
(Stated in Canadian Dollars)

	Canada	United States
	Voisey Bay	Malone	Winnemuca
	Property	Property	Property	Total

Balance, March 31, 2006	$58,818	$-	$678,479	$737,297

Deferred exploration costs
Drafting	207	561	71	839
Field expenses and other	113	9,978	44	10,135
Geological consulting	1,815	9,024	1,131	11,970

	2,135	19,563	1,246	22,944

Acquisition costs
Cash	-	11,360	-	11,360
Shares	-	-	184,000	184,000
Legal	374	-	9,832	10,206

	374	11,360	193,832	205,566

Balance, June 30, 2006	$61,327	$30,923	$873,557	$965,807

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended June 30, 2006
(Prepared without audit)
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At June 30, 2006 the Company was in the exploration stage and had interests in mineral properties located in Labrador, Canada and New Mexico and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At June 30, 2006, the Company does not have sufficient cash to fund its operations for the next fiscal year, has not yet achieved profitable operations, has accumulated losses of $1,384,817 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short-term loans from the directors of the company.

Note 2	Summary of Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles in Canada, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2006. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 2
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties

a)	Malone Property

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $19,563 on this property during the three months ended June 30, 2006.

b)	Voisey Bay Property

Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($24,305 incurred at June 30, 2006) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c)	Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

i)	Cash Payments

-	US $80,000 (paid) (including US $10,000 for extension agreement);

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 3
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

	ii)	Share Issuances

		-	900,000 shares; (issued)
		-	400,000 shares on May 16, 2006, (issued);
		-	500,000 shares on or before December 31, 2007;

	iii)	Various legal costs
		-	Pay various legal costs at the close of a private placement of shares and full warrants at a price of $0.30 per share.

	iv)	Exploration Expenditures

		-	US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims;
		-	an additional US $1,500,000 on or before December 31, 2007;
		-	and a further US $2,000,000 on or before December 31, 2008.

	iv)	Advance Royalty Payments

		-	US$10,000 on or before March 16, 2006 (paid);
		-	an additional US$10,000 on or before December 3, 2006
		-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company must also prepare a technical report and an exploration expense report and deliver this to Golden with all relevant data, information and reports by July 31, 2006 (in final stages of preparation).

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 4
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to the original Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

Pursuant to a Letter Agreement between Evolving and Meridian Gold Inc. (subsequently assigned to Meridan Minerals Corp. (“Meridian”)) dated September 22, 2005, Evolving agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims. Subsequent to June 30, 2006 the earn-in agreement was signed by Meridian.

To complete the earn-in Meridian must make the following:

-	Cash payments of US$80,000 on closing, and an additional US$80,000, US$100,000 and US$240,000 on or before December 31, 2006, December 31, 2007 and December 31, 2008 respectively.

-	Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006.

-	Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.

-	Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving will form a joint venture for purposes of carrying out the project.

Note 4	Share Capital – Note 7

Escrow Shares

As at June 30, 2006, 398,810 shares were held in escrow. The schedule of release for the escrow shares is as follows:

199,405	shares on September 30, 2006
199,405	shares on March 31, 2007

598,215

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 5
(Prepared without audit)
(Stated in Canadian Dollars)

Note 4	Share Capital – Note 7 – (cont’d)

Warrants
At June 30, 2006, there were 2,656,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date

470,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008

2,656,742

Stock Option Plan and Stock-based Compensation
A summary of the status of the stock option plan as of June 30, 2006 and the changes for the three months then ended is presented below:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding and exercisable, beginning of period	585,000	$0.44
Granted during the period	580,000	$0.36

Outstanding and exercisable, end of period	1,165,000	$0.40

Details of stock options outstanding as at June 30, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date

250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.30	January 20, 2011
580,000	$0.36	April 4, 2011

1,165,000

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 6
(Prepared without audit)
(Stated in Canadian Dollars)

Note 4	Share Capital – Note 7 – (cont’d)

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the three months ended June 30, 2006, the Company recorded stock-based compensation expense of $8,675 with respect to options granted in prior periods and $172,700 with respect to options granted in the current period.

The weighted fair value of the share purchase options granted is estimated using an option pricing model with the following assumptions:

	2006	2005

Average risk-free interest rate	3.4% to 3.8%	3.6% to 4.0%
Expected life	4.0 to 5.0 years	5.0 years
Expected volatility	111% to 125%	138% to 155%
Expected dividends	Nil	Nil

Note 5	Related Party Transactions

During the three months ended June 30, 2006 the Company incurred charges to a significant shareholder and directors of the Company as follows:

	Three months ended
	June 30,
	2006	2005

Consulting	$1,392	$25,000
Management fees	15,525	-
Promotion and advertising	1,278	-
Rent and administration fees	-	3,000
Deferred exploration costs	9,548	25,000
		-

	$27,743	$53,000

Accounts payable and accrued liabilities includes $ 2,570 (2005: $53,000) due to a director of the Company.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the three months ended June 30, 2006 – Page 7
(Prepared without audit)
(Stated in Canadian Dollars)

Note 5	Related Party Transactions (continued)

During the three months ended June 30, 2006, 320,000 share purchase options were granted to directors of the Company resulting in a stock-based compensation charge of $95,300. During the three months ended June 30, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 to directors of the Company.

Note 6	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Three months ending June 30,		Year ending March 31, 2006
	2006
	Canada	United States	Canada	United States

Net loss	$(239,702)	$-	$(584,379)	$-

Total Assets	$126,083	$904,480	$287,919	$181,523

Note 7	Subsequent Event – Note 4

On August 1, 2006, the Company announced that it intends to complete a partially brokered private placement of up to 1,500,000 units at a price of $0.30 per unit. It is intended that each unit will be comprised of one common share and one non-transferable common share purchase warrant with each warrant entitling the holder to purchase one common share in the Company for $0.40 per share for a period of two years. It is also anticipated that agents for the brokered portion of the private placement will be paid a 10% finders fee by the issue of either units or cash.